Exhibit 2.1

EXECUTION VERSION

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of September 13, 2018, is by and among Ryman Hospitality Properties, Inc., a Delaware corporation (the “Purchaser”); RIDA Aurora LLC, a Delaware limited liability company (“RIDA Entity,”); Aurora Convention Center Hotel Partners LLC, a Delaware limited liability company (“Seller”) and AREG Aurora CCH, LLC, a Delaware limited liability company (“AREG”), as a Seller Affiliate (as hereinafter defined).

RECITALS

A.    Following the Transaction Steps (as defined herein), Seller and/or one or more Seller Affiliates will be a direct or indirect member of each of Aurora Convention Center Hotel Investors, LLC (“Propco Joint Venture”), a joint venture that owns and is constructing, indirectly through a wholly owned subsidiary, the Gaylord Rockies Resort and Convention Center hotel and convention center development in Aurora, Colorado (the “Investment”), and Aurora Convention Center Hotel Lessee Holdco, LLC (“Opco Joint Venture”), a joint venture that will lease, indirectly through a wholly owned subsidiary, the Investment (collectively with the Propco Joint Venture, the “Joint Ventures” and each, a “Joint Venture”).

B.    RHPAHP, LLC, a Delaware limited liability company and wholly owned subsidiary of Purchaser, is a member of the Propco Joint Venture, and RHPAHO, LLC, a Delaware limited liability company and wholly owned subsidiary of Purchaser, is a member of the Opco Joint Venture.

C.    Seller, which is now owned by AREG and RIDA Entity, is a member of each of the Propco Joint Venture and Opco Joint Venture, and pursuant to the Transaction Steps will distribute a portion of its interests in the Propco Joint Venture and the Opco Joint Venture to one or more of its members, prior to Closing.

D.    The parties hereto desire to enter into this Agreement to set forth the timing, terms and conditions of (i) the transfer of a portion of the ownership interest in each of the Propco Joint Venture and the Opco Joint Venture now owned, directly or indirectly, by Seller or the Seller Affiliates (collectively, the “Purchased Interests”) to Purchaser or one or more Affiliates (as defined herein) or other permitted assignees of Purchaser, including without limitation, RIDA Entity, and (ii) the retention and restructuring of a portion of the ownership interest in Propco Joint Venture and Opco Joint Venture now owned, directly or indirectly, by Seller or the Seller Affiliates, at the Closing. For clarification, the Purchased Interests and the Remaining Ares Interest constitute the entire interest in the Joint Ventures (including, without limitation, the interest held by Seller and the Seller’s Affiliates in R-A) on and as of the Closing (the “Seller’s Aggregate Interest”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, the parties, intended to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, terms have the meanings specified or referred to in Annex A or as defined in this Agreement.

ARTICLE II

SALE AND TRANSFER OF PURCHASED INTERESTS; CLOSING

2.1    Sale and Transfer of Purchased Interests. Subject to the terms and conditions of this Agreement, (x) at the Initial Closing, Seller shall, and shall cause the Seller Affiliates to, sell and transfer the Purchased Interests to Purchaser (excluding, however, the Purchased Interests attributable to the Seller’s aggregate interest in R-A (the “Deferred Purchased Interests”) and (y) provided that the Initial Closing has occurred, at the Second Closing, Seller shall, and shall cause the Seller Affiliates to, sell and transfer the Deferred Purchased Interests to Purchaser. Purchaser hereby assigns in part its rights under this Agreement to purchase a portion of the Purchased Interests in each Joint Venture to RIDA Entity such that RIDA Entity will own 35% of the outstanding units of each Joint Venture at and as of the Second Closing, and RIDA Entity has rights and obligations hereunder with respect to that portion of the Purchased Interests to the same extent as Purchaser. Notwithstanding the foregoing, Purchaser will be entitled to purchase, and shall be responsible for purchasing, the entire Purchased Interest at the Closing if RIDA Entity fails to close on its right and obligation to purchase, if all the other conditions to Purchaser’s obligations to Closing are met (or waived by Purchaser).

2.2    Purchase Price. The applicable portion of the Purchase Price for the Ryman portion of the Purchased Interests shall be paid by wire transfer to Seller by Purchaser, and the applicable portion of the Purchase Price for the RIDA portion of the Purchased Interests shall be paid by wire transfer to Seller by the RIDA Entity (or, by Purchaser, in lieu thereof as provided in Section 2.1 above). For clarification, a portion of the Purchase Price shall be paid hereunder at the Initial Closing (in respect of the Purchased Interests that are acquired and sold on and as of the Initial Closing) and a portion of the Purchase Price shall be paid hereunder at the Second Closing (in respect of the Deferred Purchased Interests that are acquired and sold on and as of the Second Closing).

2.3    Closing. The initial closing of the purchase and sale of the Purchased Interests (the “Initial Closing”) contemplated by this Agreement will take place at 10:00 a.m. (Central Time) on the later of (i) a date to be specified by Purchaser by giving not less than five (5) Business Days prior written notice to Seller, from November 30, 2018 to December 31, 2018 or (ii) the fifth Business Day following the day on which the last of the conditions to the obligations of the parties hereto set forth in Article VI is satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the Initial Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and day as the parties may mutually agree (such date that the Initial Closing is to occur, the “Initial Closing Date”). Provided that the Initial Closing has occurred hereunder, the closing of the purchase and sale of the Deferred Purchased Interests (the “Second Closing” and together with the Initial Closing, the “Closing”) contemplated by this Agreement will take place at 10:00 a.m. (Central Time) on the later of (i) a date to be specified by Purchaser by giving not less than five (5) Business Days prior written notice to Seller, from March 6, 2019 to March 31, 2019 or (ii) the fifth Business Day following the day on which the last of the conditions to the obligations of the parties hereto set forth in Article VI is satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the Second Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and day as the parties may mutually agree (such date that the Second Closing is to occur, the “Second Closing Date” and together with the Initial Closing Date, the “Closing Date”).The Closing shall be conducted using escrow procedures reasonably agreed by the parties.

2.4    Closing Deliveries. In addition to any other documents to be delivered under other provisions of this Agreement, at the Initial Closing, (a) Purchaser, and/or RIDA Entity, as applicable, as provided in Section 2.2, shall pay to the Seller (and/or any Seller Affiliate) the applicable portion of the Purchase Price by wire transfer of immediately available funds to an account designated by Seller; (b) Seller (and/or any Seller Affiliate) shall deliver to Purchaser (and its permitted assignee(s)) one or more Assignments of Membership Interests executed by Seller (and/or any Seller Affiliate) in respect of the Purchased Interests (other than the Deferred Purchased Interests); (c) the parties to the Ancillary Agreements shall execute and deliver the Ancillary Agreements (including, without limitation, an Amended and Restated Joint Venture Agreement for each Joint Venture and the Tax Protection Agreement, each reflecting the terms set forth on Exhibit B hereto; (d) Seller shall deliver to Purchaser resignations of personnel that are employed by or otherwise affiliated with Seller from any and all positions as officers, board members or agents of the Joint Ventures and/or the Subsidiaries; (e) Seller (and/or any applicable Seller Affiliate) shall deliver to Purchaser (and any assignee) a Non-Foreign Affidavit and (f) Seller and Purchaser shall each deliver such other documents, assignments and other instruments of assignment, transfer or conveyance, as the Purchaser or the Seller, respectively, reasonably requests in order to effect the transactions contemplated by this Agreement. In addition, at the Second Closing, (a) Purchaser, and/or RIDA Entity, as applicable, as provided in Section 2.2, shall pay to the Seller (and/or any Seller Affiliate) the applicable portion of the Purchase Price by wire transfer of immediately available funds to an account designated by Seller; (b) Seller (and/or any Seller Affiliate) shall deliver to Purchaser (and its permitted assignee(s)) one or more Assignments of Membership Interests executed by Seller (and/or any Seller Affiliate) in respect of the Deferred Purchased Interests; (c) the parties to the Ancillary Agreements shall execute and deliver any applicable confirmations and/or amendments to the Ancillary Agreements (to reflect, inter alia, the conveyance of the Deferred Purchased Interests, and the additional Remaining Ares Interests); (d) Seller (and/or any applicable Seller Affiliate) shall deliver to Purchaser (and any assignee) a Non-Foreign Affidavit and (e) Seller and Purchaser shall each deliver such other documents, assignments and other instruments of assignment, transfer or conveyance, as the Purchaser or the Seller, respectively, reasonably requests in order to effect the transactions contemplated by this Agreement.

2.5    Retained Interest. Seller (and/or one or more Seller Affiliates) after the Transaction Steps shall retain an interest in each of the Joint Ventures following the Closing, which will be reflected as of the Closing as membership interests (equaling, on and as of the Second Closing, up to 4% of the outstanding membership interests) in each of the Joint Ventures, as set forth in the Amended and Restated Joint Venture Agreements (the “Remaining Ares Interest”), and the resulting interests in the Joint Ventures immediately after the Second Closing shall be as set forth on Annex C. Any future purchase and sale of the Remaining Ares Interest will be governed by the Amended and Restated Joint Venture Agreements, and the Remaining Ares Interest will not be included in the Purchased Interests hereunder.

2.6    Designation of Retained Interest; Purchased Interests. Seller shall have the right, by giving Purchaser and RIDA Entity written notice of the same at least ten (10) days prior to Closing, to determine what portion of the Seller’s Aggregate Interest shall be included as Purchased Interests and what portion shall be included as Remaining Ares Interests (and, with respect to the Remaining Ares Interests, who the holders of such Remaining Ares Interests shall be), provided that, in no event shall the Remaining Ares Interests constitute more than 4.0% of the membership interests in either Joint Venture immediately following the Closing.

2.7    Withholding. Purchaser (or RIDA entity or other payor, as applicable) shall be entitled to deduct and withhold from the consideration payable hereunder such amounts as it is required to deduct and withhold under applicable Legal Requirements, provided that prior to Closing, Purchaser (or RIDA Entity or other payor, as applicable) shall notify Seller if it has determined that such withholding is required and reasonably consult with Seller regarding same. Any such amounts so withheld and paid over to the applicable Governmental Body shall be treated for all purposes of this Agreement as having been paid to the Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the representations and warranties set forth in Sections 3.1, 3.2, 3.3 and 3.4 to Purchaser and the RIDA Entity, and AREG hereby makes the representations and warranties set forth in Section 3.5 to Purchaser and RIDA Entity:

3.1    Organization and Good Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware and has the requisite corporate or other entity power and authority under the laws of its state of Delaware to carry on its business as it is now being conducted and to execute and deliver this Agreement and to consummate the transactions contemplated hereby. As of the Closing, each Seller Affiliate has the requisite power and authority to consummate the transactions contemplated hereby.

3.2    Authority. The execution, delivery and performance by Seller and, as of the Closing, each Seller Affiliate of their respective obligations of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Seller and, as of the Closing, each Seller Affiliate, and no other corporate or entity proceedings on the part of Seller or any Seller Affiliate are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, as of the Closing, each Seller Affiliate, and assuming due power and authority of, and due execution and delivery by, Purchaser, constitutes a valid and binding obligation of the Seller and, as of the Closing, each Seller Affiliate, enforceable against Seller and each Seller Affiliate in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.3    No Conflict. The execution and delivery of this Agreement by Seller and, as of the Closing, each Seller Affiliate do not and the consummation by Seller and each Seller Affiliate of the transactions contemplated hereby will not (a) conflict with or violate any provision of the certificate of formation or limited liability company agreement (or comparable governance documents) of Seller or Seller Affiliate or (b) assuming that the Lender Consent (as hereinafter defined) has been obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien upon any of the respective properties or assets of Seller or any Seller Affiliate under, any Contract to which Seller or any Seller Affiliate is a party, or by which it or any of its properties or assets are bound or affected or (ii) conflict with or violate any Legal Requirements applicable to Seller or any Seller Affiliate.

3.4    Capitalization at Closing Date; No Liens, Etc. As of the Closing Date and assuming that the Lender Consent has been obtained, Seller and the Seller Affiliates will be the sole member and owner of record of the Purchased Interests and own such Purchased Interests free and clear of any Liens. Upon delivery to Purchaser and RIDA Entity of the Assignments of Membership Interests and payment of the Purchase Price, Purchaser and RIDA Entity shall each acquire valid title to the Purchased Interests, free and clear of any Liens. Neither Seller nor any Affiliate of Seller holds title to any assets or rights used in the Joint Ventures or Subsidiaries.

3.5    Representations and Warranties of AREG.

(a)    AREG is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware and has the requisite corporate or other entity power and authority under the laws of its state of Delaware to carry on its business as it is now being conducted and to execute and deliver this Agreement and to consummate the transactions contemplated hereby. As of the Closing, each other Seller Affiliate has the requisite power and authority to consummate the transactions contemplated hereby.

(b)    The execution, delivery and performance by AREG and, as of the Closing, each other Seller Affiliate of their respective obligations of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by AREG and, as of the Closing, each other Seller Affiliate, and no other corporate or entity proceedings on the part of AREG or any other Seller Affiliate are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by AREG and, as of the Closing, each other Seller Affiliate, and assuming due power and authority of, and due execution and delivery by, Purchaser, constitutes a valid and binding obligation of the AREG and, as of the Closing, each other Seller Affiliate, enforceable against AREG and each other Seller Affiliate in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)    The execution and delivery of this Agreement by AREG and, as of the Closing, each other Seller Affiliate do not and the consummation by AREG and each other Seller Affiliate of the transactions contemplated hereby will not (a) conflict with or violate any provision of the certificate of formation or limited liability company agreement (or comparable governance documents) of AREG or any other Seller Affiliate or (b) assuming that the Lender

Consent (as hereinafter defined) has been obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien upon any of the respective properties or assets of AREG or any other Seller Affiliate under, any Contract to which AREG or any other Seller Affiliate is a party, or by which it or any of its properties or assets are bound or affected or (ii) conflict with or violate any Legal Requirements applicable to AREG or any other Seller Affiliate.

(d)     As of the Closing Date and assuming that the Lender Consent has been obtained, AREG and the other Seller Affiliates will be the sole member and owner of record of the Purchased Interests and own such Purchased Interests free and clear of any Liens. Upon delivery to Purchaser and RIDA Entity of the Assignments of Membership Interests and payment of the Purchase Price, Purchaser and RIDA Entity shall each acquire valid title to the Purchased Interests, free and clear of any Liens. Neither AREG nor any Affiliate of AREG holds title to any assets or rights used in the Joint Ventures or Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Seller as follows:

4.1    Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority under the laws of Delaware to carry on its business as it is now being conducted and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

4.2    Authority. The execution, delivery and performance by Purchaser of its obligations of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Purchaser, and no other corporate or entity proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser, and assuming due power and authority of, and due execution and delivery by, Seller and each Seller Affiliate, constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3    No Conflict. The execution and delivery of this Agreement by Purchaser does not and the consummation by Purchaser of the transactions contemplated hereby will not (a) conflict with or violate any provision of the certificate of incorporation or by-laws (or comparable governance documents) of Purchaser or (b) assuming that Lender Consent has been obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser under, any Contract to which Purchaser is a party, or by which it or any of its properties or assets are bound or affected or (ii) conflict with or violate any Legal Requirements applicable to Purchaser.

ARTICLE V

COVENANTS OF SELLER, PURCHASER AND RIDA ENTITY

5.1    Conduct of Business. Between the date of this Agreement and the Closing Date, except as consented to in writing in advance by the other party or as otherwise specifically required by this Agreement, each party shall, and shall cause each Joint Venture and each of their respective Subsidiaries to, carry on its business in the ordinary course consistent in all material respects with past practice and the Existing Joint Venture Agreements. In addition to and without limiting the generality of the foregoing, between the date of this Agreement and the Initial Closing Date, except as specifically required or contemplated by this Agreement (i) none of the Joint Ventures nor any party hereto shall, nor shall they permit any of their respective Subsidiaries to, without each other parties’ prior written consent, take any action that would constitute a Major Decision under either of the Existing Joint Venture Agreements, provided, however that the foregoing will not apply to any decisions that may need to be made with respect to the completion and close out of construction and the opening of the hotel, and with respect to such decisions the terms of the Existing Joint Venture Agreements shall continue to apply together with the terms of the Development Agreement pursuant to which the Joint Ventures delegated to a Seller Affiliate the task of overseeing completion of the hotel, subject in all respects to the terms and limitations contained in such Development Agreement, (ii) no party hereto shall change any aspect of its structure (other than as contemplated by the Transaction Steps prior to the Initial Closing) and (iii) neither Seller nor any Subsidiary of Seller shall suffer any Lien on the Purchased Interests (other than those existing as of the date of this Agreement pursuant to the Existing Loan).

5.2    Governmental Filings. Between the date of this Agreement and the Closing Date, each party shall use its reasonable efforts to obtain all consents and approvals of any Governmental Body and other Persons required to be obtained in connection with the consummation of the transactions contemplated hereby prior to the Closing (if any).

5.3    Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, between the date of this Agreement and the Closing, each party shall use its reasonable efforts to take, or cause to be taken, all actions to cause the conditions in Article VI to be satisfied. The parties acknowledge and agree that the Terms attached as Exhibit B hereto have been extensively negotiated by all of the parties hereto, that such Terms are intended to constitute certain of the material terms of the Joint Venture Agreements and the Tax Protection Agreement, and each agrees to negotiate in good faith Ancillary Agreements that are consistent with such Terms.

5.4    Public Announcements. Seller, Purchaser and RIDA Entity may issue separate press releases announcing this Agreement and the transactions contemplated hereby, which press releases shall describe the Agreement and the transactions contemplated hereby in a manner reasonably satisfactory to the other parties. Following such initial press releases and prior to the Closing, the parties shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements or statements to employees or independent contractors of either party with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Legal Requirements or by obligations pursuant to any listing agreement with any national securities exchange; provided, however, that the restrictions set forth in this Section 5.4 shall not apply to any release or public statement (a) that is generally consistent with prior statements or (b) in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby. Seller shall keep all information of the Joint Ventures, Purchaser, RIDA Entity and the Subsidiaries confidential, and, Purchaser and RIDA Entity shall keep all information of the Seller confidential, except as required by law with respect to the public company disclosures of Purchaser’s Affiliates.

5.5    Tax Matters.

(a)    Any sales, use, transfer, filing, recording, ad valorem, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar taxes or fees, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne by the Seller. Any Tax Returns that must be filed with respect to any Transfer Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement shall be prepared and filed when due by the Seller unless otherwise required by applicable Legal Requirements.

(b)     For U.S. federal income tax purposes, the parties agree to treat the purchase and sale of the Purchased Interests as a transfer of a portion of Seller’s interests in each Joint Venture in a transaction contemplated by Sections 741 and 743(b) of the Code to Purchaser and any assignee, as applicable. The parties agree to cause each Joint Venture to make an election under Section 754 of the Code (and any similar provision of applicable state or local law) for the taxable year that includes the Closing Date.

(c)    Purchaser shall deliver to Seller within sixty (60) days following the Closing Date a schedule that allocates the Purchase Price (as determined for U.S. federal income tax purposes) between the Purchased Interests, and further among the classes of assets of each Joint Venture, pursuant to Sections 743, 755 and, to the extent applicable, 1060 of the Code (the “Proposed Purchase Price Allocation”). If, within thirty (30) days of Purchaser’s delivery of the Proposed Purchase Price Allocation to Seller, Seller notifies Purchaser that Seller objects to the Proposed Purchase Price Allocation, then Seller and Purchaser shall negotiate in good faith to resolve such dispute within thirty (30) days. If following good faith negotiation of such dispute, Seller and Purchaser are unable to agree on the Proposed Purchase Price Allocation for U.S. federal income tax purposes, then each party may each determine its own allocation and will use such party’s calculations for tax and other purposes. Each of the parties shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging a party’s purchase price allocation.

5.6    Closing Adjustments. After Closing, the parties shall adjust the Purchase Price in consideration of the construction “true-up” of the Actual Project Cost to the Agreement Project Cost (and the application of any Cost Overrun Settlement process), as set forth in the Existing Joint Venture Agreements.

ARTICLE VI

CONDITIONS TO CLOSING

6.1    Mutual Conditions to Closing. The respective obligations of the Seller, Purchaser and RIDA Entity to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)    No Restraints. No Legal Requirement shall have been enacted, promulgated, or enforced since the date of this Agreement, and no Order shall be outstanding against the Seller and Purchaser, or any of their respective Affiliates, which enjoins, restrains, or prohibits this Agreement or the consummation of the transactions contemplated hereby.

(b)    Lender Consent. The Joint Ventures and the Subsidiaries shall not be in default under the Building Loan Agreement or the Mezzanine Loan Agreement, and the Joint Ventures shall have received (and shall have provided true, correct and complete copies thereof to Purchaser) the written consents and the amendments to the Building Loan Agreement and the Mezzanine Loan Agreement, in form reasonably satisfactory to the parties with respect to the transactions contemplated in connection with this Agreement (the “Lender Consent”).

(c)    Release of Guaranties. Seller (and its applicable Affiliates) shall have received a release from Lenders of each of the guaranties and indemnification agreements under the Building Loan Agreement and the Mezzanine Loan Agreement, effective no later than the Closing, or indemnification by Purchaser and RIDA Entity with respect thereto, in the form agreed to by the parties hereto.

(d)    Compliance with Management Agreement; Consent. As of the Closing, no person shall be in default under the Management Agreement and Marriott Hotel Services, LLC shall have consented to the transactions contemplated hereby.

(e)    Ancillary Agreements. Purchaser, RIDA Entity and Seller shall have executed and delivered the Ancillary Agreements (and/or if applicable, amendments thereto), each of which shall be in form satisfactory to each party in their sole but reasonable discretion (subject, however, to Section 5.3), and each party thereto shall have delivered its signature thereto in escrow.

(f)    Transaction Steps. The Transaction Steps shall occur and be implemented in the order described in Exhibit C (and none of the Transaction Steps shall occur until all of the other the conditions to the Initial Closing have been satisfied, other than the condition described in this Section 6.1(f), and the Initial Closing shall be scheduled to occur).

6.2    Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby shall also be subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of each of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of the Seller and AREG shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except that representations and warranties that are made as of a specific date must be true and correct as though made on such date).

(b)    Covenants. The Seller and AREG shall have performed and complied with all covenants, obligations and agreements required by this Agreement to be performed or complied with by the Seller on or prior to the Closing; provided, however, that Seller’s delivery of a Non-Foreign Affidavit shall not be a condition to Closing and in the event Seller fails to deliver such Non-Foreign Affidavit, Purchaser’s sole recourse shall be to withhold from the Purchase Price in accordance with Section 2.7; and

(c)    Seller Compliance Certificate. Purchaser shall have received, as of the Closing Date, a certificate executed by Seller that the conditions set forth in Sections 6.2(a) and (b) have been satisfied as of the Closing Date (“Seller Compliance Certificate”).

(d)    Condition of Investment. Since the date of this Agreement and prior to the Initial Closing, the Investment shall not have suffered a Material Casualty loss that adversely impacts the opening (including timing) or operation of the Investment (a “Casualty”).

(e)    No Material Adverse Change (Second Closing only). As a condition only to the Second Closing, between the date of this Agreement and the Second Closing, no material adverse change in the financial condition, business, operations, assets or liabilities of and in respect of the Investment, shall have occurred and be continuing.

6.3    Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated hereby shall also be subject to the satisfaction (or waiver by the Seller) at or prior to the Closing of each of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of Purchaser shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except that representations and warranties that are made as of a specific date must be true and correct as though made on such date).

(b)    Covenants. Purchaser shall have performed and complied with all covenants, obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing.

(c)    Purchaser Compliance Certificate. Seller shall have received, as of the Closing Date, a certificate executed by Purchaser that the conditions set forth in Sections 6.3(a) and (b) have been satisfied as of the Closing Date (the “Purchaser Compliance Certificate”).

ARTICLE VII

SURVIVAL

7.1    Survival of Covenants, Representations and Warranties. The covenants and agreements of Seller, AREG, RIDA Entity and Purchaser contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date, except for those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall remain in full force and effect until the first anniversary of the date by which such covenant or agreement is required to be performed. The representations and warranties of Seller, AREG, RIDA Entity and Purchaser contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date. No party shall have any liability whatsoever with respect to any such representations and warranties unless a claim is made hereunder prior to the expiration of the survival period for such representation and warranty, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved.

7.2    Price Adjustment; Claims. Payments made with respect to claims hereunder shall be treated as an adjustment to the Purchase Price for applicable Tax purposes. Claims may be brought pursuant to the requirements of Section 9.4.

ARTICLE VIII

TERMINATION

8.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing, which termination shall be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto:

(a)    by mutual written consent of the Seller, RIDA Entity and Purchaser;

(b)    by any of Seller, RIDA Entity or Purchaser, if the Initial Closing has not occurred on or before January 18, 2019 or such later date as the Seller and Purchaser may agree upon in writing, unless the terminating party is in material breach of this Agreement;

(c)    by either Seller or Purchaser, if any Order of any Governmental Body of competent jurisdiction permanently restraining, enjoining or otherwise preventing consummation of the transactions contemplated hereby has been issued and becomes final and non-appealable;

(d)    by Seller if it is not in material breach of its obligations under this Agreement, and if there shall have been a material breach by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 6.3, and such breach, if curable, has not been cured within thirty (30) days after notice thereof by the Seller to Purchaser;

(e)    by Purchaser, if it is not in material breach of its obligations under this Agreement, and if there shall have been a material breach by Seller of any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 6.2, and such breach, if curable, has not been cured within thirty (30) days after notice thereof by Purchaser to Seller; or

(f)    by Purchaser if there is a Casualty on or prior to the Initial Closing Date (provided that this provision shall be deemed waived in the event that the Initial Closing occurs).

8.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1 hereof, (a) this Agreement shall become null and void and be of no further force or effect, except as set forth in Section 5.4, this Article VIII, and Article IX, each of which shall survive termination of this Agreement and remain in full force and effect, and (b) there shall be no liability on the part of the Seller, RIDA Entity, Purchaser (or their respective Affiliates, directors, officers, employees, shareholders, members, agents or representatives); provided, however, that nothing herein shall relieve a party from liability (or limit such liability) for any failure to close when required hereunder or for any breach arising prior to the termination pursuant to the terms and conditions set forth herein.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1    Expenses. Except as provided in Section 5.5(a), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing occurs.

9.2    Waiver. Any party hereto may extend the time for the performance of obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions herein, such waiver to be in writing. No failure or delay by a party in exercising a right hereunder will impair or waive a right.

9.3    Notices. All notices, consents, waivers, and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally by hand or by recognized next-day courier service, or (b) when sent by facsimile with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in each case to the appropriate addresses or facsimile numbers set forth on Annex D (or to such other addresses or facsimile numbers as a party may designate by notice to the other parties).

9.4    Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a)    This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and enforced in accordance with the law of the State of Delaware without regard to the conflict of laws rules thereof.

(b)    Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated hereby, on behalf of itself or its property, in accordance with Section 9.3 or in such other manner as may be permitted by Legal Requirements, of copies of such process to such party, and nothing in this Section 9.4(b) shall affect the right of any party to serve legal process in any other manner permitted by Legal Requirements, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive general jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (vi) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Legal Requirements.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4(c).

(d)    The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (i) for any actual or threatened breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, except where this Agreement is terminated in accordance with Section 8.1, the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, this being in addition to any other remedy to which any such party may be entitled pursuant to the terms of this Agreement, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. Any action or proceeding for any such remedy shall be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each party waives any requirement for the securing or posting of any bond in connection with any such remedy.

9.5    Further Assurances. The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other parties may reasonably request, for the purpose of carrying out the provisions of this Agreement and the transactions contemplated hereby.

9.6    Entire Agreement and Modification. This Agreement, the annexes and exhibits attached hereto, constitute the entire and exclusive agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof. This Agreement may not be amended except by a written agreement executed by the Seller, AREG, RIDA Entity and Purchaser.

9.7    Severability. If any provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement or public policy, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party, and upon such determination that any provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement to effect the original intent of the parties so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

9.8    Binding Effect; Assignment; Third-Party Beneficiaries. No assignment of this Agreement or of any rights or obligations hereunder may be without the prior written consent of the other party(ies) (subject to Section 2.1), and any such attempted assignment is void; provided, however, Purchaser may assign all or any of its rights hereunder to one more Affiliates of Purchaser and Seller may assign rights hereunder to the owners of the Purchased Interests pursuant to the Transaction Steps. No assignment of any obligations hereunder, including an assignment under Section 2.1, shall relieve the assigning party of any such obligations or of any liability for any breach by such party or its assignee. Subject to the foregoing, this Agreement will be binding in all respects upon, and inure to the benefit of, the successors and permitted assigns of the parties. Nothing in this Agreement shall be deemed to create any third party beneficiary rights in any Person not a party to this Agreement. Neither Seller nor AREG will assign rights hereunder to any Person prior to such Person’s authorization of the Transactions contemplated hereby (as and to the extent the same relate to such Person).

[The following page is the signature page.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

SELLER:

AURORA CONVENTION CENTER

HOTEL PARTNERS LLC

By:	/s/ Ira M. Mitzner
Name:	Ira M. Mitzner
Title:	Authorized Signatory

AREG:

AREG AURORA CCH, LLC

By:	/s/ Andrew Holm
Name:	Andrew Holm
Title:	Vice President

RIDA ENTITY:

RIDA AURORA LLC

By:	/s/ Ira M. Mitzner
Name:	Ira M. Mitzner
Title:	Authorized Signatory

[Signature Page to Purchase Agreement]

PURCHASER:

RYMAN HOSPITALITY PROPERTIES, INC.

By:	/s/ Colin V. Reed
Name:	Colin V. Reed
Title:	Chairman & CEO

AGREED TO:

RHP HOTEL PROPERTIES, L.P.

By: RHP Partner, LLC, as General Partner

By:	/s/ Colin V. Reed
Name:	Colin V. Reed
Title:	President

[Signature Page to Purchase Agreement]

ANNEX A

DEFINITIONS

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Amended and Restated Joint Venture Agreement” means the Amended and Restated Joint Venture Agreement of Opco Joint Venture or Propco Joint Venture to be negotiated as described herein.

“Ancillary Agreements” means the following agreements that will be executed and delivered at Closing: (1) Amended and Restated Joint Venture Agreement of Opco Joint Venture; (2) Amended and Restated Joint Venture Agreement of Propco Joint Venture; (3) Tax Protection Agreement; (3) Joinder of each Ares Member, including related investor questionnaires, and (4) Indemnification Agreement of AREG, RIDA Entity and Purchaser.

“Assignment of Membership Interests” means the Assignment and Assumption of Membership Interests in substantially the form attached hereto as Exhibit D, together with any changes approved by each of Seller, RIDA Entity and Purchaser.

“Bankruptcy and Equity Exception” means the effect of bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Legal Requirements affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

“Building Loan” means that certain first mortgage construction loan in the principal amount of up to $500,000,000.00 made by Wells Fargo Bank, National Association as administrative agent and lender, and certain other lenders, to Aurora Convention Center Hotel, LLC, as evidenced by that certain Building Loan Agreement (the “Building Loan Agreement”) dated as of December 18, 2015, as amended.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or commercial banks in the City of New York are authorized or required by Legal Requirements to be closed.

“Casualty” shall have the meaning set forth in Section 6.2(g) of this Agreement.

“Closing” shall have the meaning set forth in Section 2.3 of this Agreement. As used herein, the term Closing shall mean the Initial Closing, the Second Closing and/or both Closings, as the context may require.

“Closing Date” shall have the meaning set forth in Section 2.3 of this Agreement. As used herein, the term Closing Date shall mean the Initial Closing Date, the Second Closing Date and/or both Closing Dates, as the context may require.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract.

“Deferred Purchased Interests” shall have the meaning set forth in Section 2.1 of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Existing Joint Venture Agreements” means that certain Limited Liability Company Agreement of Propco dated the 7th day of March, 2016 and that certain Limited Liability Company Agreement of Opco dated the 7th day of March, 2016.

“Existing Loan” means, collectively, the Building Loan and the Mezzanine Loan.

“GAAP” means United States generally accepted accounting principles and practices as in effect on the date hereof.

“Governmental Body” means any federal, state or local court, tribunal, administrative or regulatory agency or commission, arbitral or judicial body, or other governmental or administrative authority, domestic or foreign.

“Initial Closing” shall have the meaning set forth in Section 2.3 of this Agreement.

“Initial Closing Date” shall have the meaning set forth in Section 2.3 of this Agreement.

“Legal Requirement” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, Order, ordinance, code, rule, statute, regulation (domestic or foreign) or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Body.

“Lender Consent” shall have the meaning set forth in Section 6.1(b) of this Agreement.

“Liens” means any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership), excluding transfer restrictions imposed by securities laws.

“Material Casualty” shall mean casualty, for which the estimated cost to repair or restore the Property exceeds an amount equal to five percent (5%) of the aggregate construction costs for the Investment.

“Mezzanine Loan” means that certain mezzanine loan in the principal amount of up to $75,000,000.00 made by Marriott International Capital Corporation to Aurora Convention Center Hotel Mezz LLC, as evidenced by that certain Mezzanine Loan Agreement (the “Mezzanine Loan Agreement”) dated as of December 18, 2015, as amended.

“Non-Foreign Affidavit” means a non-foreign affidavit in the form of Exhibit E hereto.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Body (in each case, whether temporary, preliminary or permanent).

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any claim, suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) in each case commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Proposed Purchase Price Allocation” shall have the meaning set forth in Section 5.5(c) of this Agreement.

“Purchase Price” means an amount equal to (x) $1,275,000,000.00 minus (y) the sum of (i) the outstanding principal amount of the Existing Debt on and as of the Closing Date, (ii) $216,600,000.00, (iii) an amount reasonably determined by RIDA Entity and AREG to be equal to RIDA Owner’s aggregate interest in the Seller and R-A, based upon an agreed upon aggregate value of the Investment of $1,275,000,000 on and as of the Closing Date, and the distribution provisions of the operating agreement for each of Seller and R-A and (iv) the value of any portion of the Seller’s Aggregate Interest that constitutes the Remaining Ares Interest. For clarification, the entire Purchase Price, excluding only the portion thereof attributable to Ares’ interest in R-A, shall be paid at the Initial Closing. An illustrative calculation of the Purchase Price is as set forth on Annex B hereto.

“Purchaser” shall have the meaning set forth in the preamble to this Agreement.

“Purchaser Compliance Certificate” shall have the meaning set forth in Section 6.3(c) of this Agreement.

“R-A” means R-A Convention Center Hotel Partners, LLC, a Delaware limited liability company.

“Remaining Ares Interest” shall have the meaning set forth in Section 2.5 of this Agreement.

“RIDA Owner” means RIDA Aurora, LLC and RIDA Aurora Family Promote, LLC.

“SEC” means the Securities and Exchange Commission.

“Second Closing” shall have the meaning set forth in Section 2.3 of this Agreement.

“Second Closing Date” shall have the meaning set forth in Section 2.3 of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Seller” shall have the meaning set forth in the preamble to this Agreement.

“Seller Affiliates” means those parties that become an owner of an interest in the Joint Ventures pursuant to the Transaction Steps.

“Seller Compliance Certificate” shall have the meaning set forth in Section 6.2(d) of this Agreement.

“Seller’s Aggregate Interest” shall have the meaning set forth in the recitals to this Agreement.

“Subsidiary” when used with respect to any Person means any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, (i) of which at least a majority of the securities or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its Subsidiaries or (ii) that would be required to be consolidated in such party’s financial statements under generally accepted accounting principles as adopted (whether or not yet effective) in the United States.

“Tax” means any and all taxes of any kind, including, but not limited to, federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Protection Agreement” means that certain Tax Protection Agreement to contain the terms set forth on Exhibit B.

“Tax Return” means any return, declaration, report, statement, information statement, and other documentation (including any related or supporting information or schedule) filed or required to be filed with respect to Taxes, including any supplement, amendment or claim for refund thereof.

“Transaction Steps” means transactions that are to be completed prior to Closing hereunder to facilitate the purchase and sale transactions contemplated by this Agreement as listed on Exhibit C hereto.

“Transfer Taxes” shall have the meaning set forth in Section 5.5(a) of this Agreement.

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

ANNEX B

PURCHASE PRICE

ANNEX C

JOINT VENTURE INTERESTS FOLLOWING CLOSING

ANNEX D

NOTICE ADDRESSES

EXHIBIT A

[RESERVED]

EXHIBIT B

TERMS OF AMENDED AND RESTATED JOINT VENTURE AGREEMENTS

AND TAX PROTECTION AGREEMENT

EXHIBIT C

TRANSACTION STEPS

EXHIBIT D

ASSIGNMENT AND ASSUMPTION OF MEMBERSHIP INTERESTS

EXHIBIT E

NON-FOREIGN AFFIDAVIT